Exhibit 4.16
Certain portions of this document have been marked as to be unreadable pursuant to a confidential treatment request submitted by Campbell Resources Inc. to the U.S. Securities and Exchange Commission. The original contracts have been filed separately with the U.S. Securities and Exchange Commission as part of the confidential treatment request.
Contract No: CP-0089
November 24, 2006
CAMPBELL RESOURCES INC., a company incorporated in Canada with its registered address at 1155 University, Suite 1405, Montreal, Quebec H3B 3A7 and its wholly owned subsidiaries Meston Resources Inc. and MSV Resources Inc., hereinafter referred to as Seller,
and
OCEAN PARTNERS UK LIMITED, a company organized and existing under United Kingdom law with its registered address at Park House, Park Street, Maidenhead, Berkshire SL6 1SL, United Kingdom, hereinafter referred to as Buyer.
AGREEMENT:
Seller agrees to sell and deliver to Buyer and Buyer agrees to purchase from Seller, copper concentrates as set out and defined in Article 2.0 below, all upon the terms and conditions set forth in this Agreement.
1.0 DEFINITIONS
“Arrival” means the date when the Master of the carrying vessel tenders notice of readiness to the port authorities or Buyer’s agent at the port of discharge.
“Business Day “means a day on which banks are open for business in the city of London, UK, and Montreal, Canada.
“DMT” means Dry Metric Ton.
“Demurrage” shall mean the sum payable to Seller by Buyer for delay beyond laytime allowed pursuant Article 5.0
“Despatch” means the sum payable to Buyer by Seller for laytime saved within laytime allowed pursuant Article 5.0
“NOR” means Notice of Readiness of a carrying vessel.
“Dollars ($) and Cents (¢)” means the lawful money of the United States of America.

“LME Grade A Price” means the cash settlement price for Grade A copper cathode, as published in Dollars at http://www.lme.co.uk/dataprices_daily_metal.asp.
“London AM & PM Gold Fixing” means the fixed prices for gold, as published in Dollars at http://www.lbma.org.uk.
“London Silver Fixing” means the fixed price for silver, as published in Dollars at http://www.lbma.org.uk.
“Material” or “Concentrates” means copper concentrates as defined in Article 2.0.
“Metric Ton” and “MT” mean 2,204.62 pounds avoirdupois.
“Ounce” means a Troy Ounce of 31.1035 grams.
“Pound” means 453.593 grams.
“PPM” means parts per million or 0.0001% of a Metric Ton.
“Quotational Period” means the period(s) determined in accordance with Article 8.0.
“WMT” means Wet Metric Ton.
2.0 MATERIAL
2.1 Seller shall supply Concentrates from Seller’s Copper Rand mill which shall be produced from a mix of ores, yielding Concentrates with the following expected individual typical analyses:

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2.2 Except as set forth in this Article 2.0, the Concentrates to be delivered hereunder shall be free of any element deleterious to the smelting process. The moisture content of the

Concentrate when shipped shall not exceed the limit provided in the International Maritime Organisation regulations prevailing at the time of shipment.
3.0 DURATION; QUANTITY
3.1 This Agreement shall cover the full quantity of Concentrates produced by the Seller from their Copper Rand mill during the period commencing [                                ] and ending [                                ]. This Agreement shall continue evergreen thereafter with automatic extension in successive calendar year increments unless cancelled by either party on not less than twelve months notice (first such notice not before [                                ]). For clarity by way of example, notice of cancellation by either party at any time during [                    ] would result in termination of the Agreement on [                                ].
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3.2 The quantity of Concentrates produced from the Copper Rand mill is currently estimated as follows:

2007:	[ ] DMT
2008:	[ ] DMT
2009:	[ ] DMT
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These quantities are estimates only, and Seller’s obligation to deliver under this Agreement shall be limited to the total actual quantities of Concentrates produced.
4.0 SHIPMENT; DELIVERY
4.1 The Material shall be shipped in safe conditions as per IMO (International Maritime Organisation) regulations. Seller shall deliver the Concentrates CIF Free Out Main European Port or parity in case of delivery to alternative destinations in which case Hamburg, Germany shall be used as the reference port for freight parity determination.
4.2 Unless otherwise mutually agreed, shipments shall be made in bulk in cargo lots of approximately 5,000 WMT each, evenly as Concentrates are produced.

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4.5 Seller shall advise Buyer at the earliest opportunity of the intended vessel’s name, the applicable demurrage and despatch rates of the vessel, the approximate cargo quantity and estimated vessel itinerary. The Seller at its option may substitute the nominated vessel subject to Buyer’s approval, which shall not be unreasonably withheld, provided the substitute vessel does not exceed the maximum dimensions suitable to comply with the discharge port maximum dimensions.

4.6 The demurrage and despatch rates applicable for each shipment shall be equal to such rates agreed between Seller and vessel owner as stated in charter party, contract of affreightment, or other employment contract for use of delivery of the vessel. Demurrage and despatch rates shall be in line with market rates for similar vessels and similar destinations.
4.7 Seller shall instruct the master or the agent of the performing vessel to advise Buyer or its designee by radio and facsimile of the estimated time of arrival at least 10 days / 5 days / 48 hours / 24 hours and 12 hours prior to said vessel’s expected time of arrival at discharging port or in accordance with the schedule advised to Seller by Buyer.
5.0 DISCHARGE
5.1 Notice of Readiness (NOR) shall be tendered to the Buyer or its nominated agent at the discharging port during official port Office hours when the vessel is in port, ready in every respect to discharge, whether in berth or not, whether in free pratique or not, whether in customs clearance or not, provided that actual time lost in obtaining free pratique shall not count as laytime.
For the purpose of this Article, Office hours shall mean the hours from 0800 to 1700 for the days Monday through Friday and from 0800 to 1300 on Saturday (Sunday and legal holidays excluded)
5.2 Laytime for discharge shall commence at 1300 the same working day if NOR is tendered prior to twelve o’clock noon, or at 0800 the next working day if NOR is tendered after 1200 unless discharge is sooner commenced in which case actual time used for discharging shall count as laytime. If after berthing, vessel is not ready in all respects to discharge, actual time lost until ready in all respects to discharge is not to count as laytime.
5.3 Buyer shall discharge vessel free of all risk and expense to Seller and to vessel at one safe berth, vessel always afloat, at an unloading rate to be mutually agreed which is reasonable and customary at the Port of Discharge. Such unloading rate shall be quoted per weather working day of 24 hours, Sundays and legal holidays excluded unless used, in which case actual time used to count. Time lost in waiting for berth, if any, shall count as laytime. However, shifting time from an anchorage to the berth shall not count as laytime, unless vessel is already on demurrage.
5.4 If Buyer fails to discharge the cargo within the time allowed, Buyer shall pay demurrage for all the time lost. If discharge is completed earlier than the time allowed, Seller shall pay despatch for all laytime saved. The demurrage and despatch rates applicable for each shipment shall be equal to such rates agreed between Seller and vessel owner as stated in a Charter Party or other employment contract for use of the delivery vessel. The demurrage and despatch rates applicable shall be reasonable and customary.
5.5 Buyer shall be responsible for ensuring that vessel holds are fully shovelled and swept clean upon completion of discharge.
5.6 Overtime, if any, shall be for the account of the party ordering same. If overtime is ordered by port authorities or their representatives, Buyer shall pay all expenses incurred as a result thereof, except that crew’s and officer’s overtime shall be for Seller’s account.
5.7 The vessel shall open and close hatches and remove and replace beams at the vessel’s time, risk and expense.
5.8 Buyer shall have the right to work at one time all hatches on the vessel which are then available for unloading.
5.9 Stevedores are in the service of the Buyer. Stevedoring and other related discharge costs are for Buyer’s account.

6.0 DELIVERY CONVERSION OPTION
6.1 For each cargo lot shipped, Seller shall have the option to convert delivery of the Concentrates to FCA warehouse at the facilities of the St. Lawrence Stevedoring division of Quebec Stevedoring Ltd. located at Port of Quebec City, PQ, Canada.
6.2 Seller shall always be responsible for the costs of delivering, insuring and unloading the concentrate from trucks into the warehouse of St. Lawrence Stevedoring but in the case of conversion of delivery destination to Quebec City then Seller shall reimburse the Buyer for all costs incurred by Buyer for onward delivery of Concentrates CIF Free Out Main European Port. Such costs shall include but not be limited to the following items:
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7.0 TITLE AND RISK OF LOSS; INSURANCE
7.1 Risk of loss and damage for each shipment of Concentrates shall pass from Seller to Buyer when such Concentrates are delivered into the warehouse of St. Lawrence Stevedoring at the Port of Quebec City.
7.2 Title to the Concentrates shall pass to Buyer on Seller’s receipt of provisional payment.
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7.5 Insurance for the benefit of Buyer shall be in Dollars. Claim proceeds to Buyer shall be freely payable in US Dollars on the basis of the final value of Concentrates shipped plus ten percent.
8.0 PRICE
8.1 The price for Material sold hereunder shall be the total of payments for the copper, gold and silver content of the Material less treatment, refining and other charges as hereinafter set forth.
a) Payable Copper:
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b) Payable Gold:
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c) Payable Silver:
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d) Quotational Period for Payable Metals:
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e) Treatment and Refining Charges for Copper; Copper price Participation:

	Treatment Charge	Copper Refining Charge
Year	US$/DMT	US$/payable pound Cu	Copper Price Participation
2007	[ ]	[ ]	[ ]
2008	[ ]	[ ]	[ ]
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f) Refining Charges for Gold and Silver:

	Gold Refining Charge	Silver Refining Charge
Year	US$/payable ounce	US$/payable ounce
2007	[ ]	[ ]
2008	[ ]	[ ]
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g) Penalties:
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9.0 PAYMENT
9.1 All Invoices shall be prepared in US Dollars and all payments shall be effected in US Dollars.
9.2 Provisional Payment
For the quantity of Concentrates shipped by Seller by truck each calendar week and delivered into the warehouse of [                    ], a provisional payment of [        ] of the value of the Seller’s pro-forma invoice shall be paid by Buyer promptly upon receipt of the following supporting documents:
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a) Seller’s provisional commercial invoice
b) Warehouse Title Certificate from St. Lawrence Stevedoring
c) Weight Certificate issued by Seller
d) Provisional Assay Certificate issued by Seller
The pro-forma invoice shall be calculated based on the warehouse weight per truck Bills of Lading and Seller’s estimated assays and moisture contents.
Prices for the provisional payment shall be based on the quotations specified in Clause 8.1 averaged for the week of shipment.
9.3 Final Settlement
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9.4 In the event of a partial loss (other than normal loss in transit) or partial damage due to insured perils before final weighing, sampling and moisture determination at the Receiving Smelter can be made in accordance with Article 11.0 then final settlement shall be made as soon as all necessary details are available based on the Bill of Lading weight for the entire cargo and the agreed assays determined under Article 12.0 on the remaining part of the shipment, and otherwise in accordance with the terms of the Agreement.
9.5 In the event of a total loss or total damage to a shipment, final payment shall be made as follows:
a) if total loss occurs while Concentrates are in warehouse at the Port of Quebec City, then value shall be determined on the basis of Seller’s weight, moisture determination and assays used for provisional payment purposes. For Quotational Period determination the arrival date shall be based upon the assumption that the delivery vessel would have arrived at Buyer’s Port of Discharge seventy-five days after the date of loss.
b) if total loss occurs after ocean vessel shipment, then value shall be determined on the basis of Seller’s weight, moisture determination and assays used for provisional payment purposes. For Quotational Period determination the arrival date shall be based upon the assumption that the delivery vessel would have arrived at Buyer’s Port of Discharge thirty days after the ocean vessel Bill of Lading date.
10.0 PROFIT SHARING ARRANGEMENT
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11.0 WEIGHING, SAMPLING AND MOISTURE DETERMINATION
11.1 The Concentrates shall be weighed, sampled, and the moisture determined (WSMD) at the Port of Discharge by Buyer in accordance with Receiving Smelter’s standard practice procedures. WSMD shall be carried out free of expense to Seller. Seller has the right to be represented at Seller’s own expense to monitor WSMD operations. Samples to be sealed in aluminum foil lined bags in a manner so as to prevent sample degradation. These operations shall be carried out promptly and shall be completed within three days from Arrival date. Dry weight for final settlement shall be 100% of the dry weight determined at discharge port. Buyer shall immediately upon determination of weight and moisture send a notice to Seller stating therein the wet weight, dry weight, and moisture content by lot.

11.2 If the Port of Discharge or Receiving Smelter does not have available reliable modern equipment for WSMD of Concentrates or does not apply accepted standards commonly recognized in the industry for such purposes then WSMD shall take place at the Port of Quebec in accordance with accepted industry standards and the dry weight so determined less 0.25% shall govern for final settlement purposes.
11.3 Each sampling lot shall consist of approximately 500 WMT or such other quantity as may be mutually agreed. Each sample shall be divided into ten equal portions, which shall be distributed as follows: two for Buyer, two for Seller and two for Receiving Smelter, and the remaining portions sealed and preserved by Seller or Seller’s representative for possible use by the umpire.
11.4 Any difference of opinion regarding weighing, sampling, and moisture determination procedures shall be resolved by mutual agreement of Seller and Buyer prior to the final exchange of assays pertaining to the shipment.
12.0 ASSAYS
12.1 From the samples taken in accordance with Article 11.0, Buyer and Seller shall each make their own assays for copper (Cu), gold (Au) and silver (Ag) which shall be exchanged in the customary manner no later than sixty days following the date of the weight certificate pursuant to the shipment. All assays (including any umpire assays) shall show copper content to the nearest 1/100 of one percent, gold content to the nearest 1/10 of a gram per DMT, and silver content to the nearest one gram per DMT, respectively. All assays for gold shall be determined using the fire assaying technique with correction for slag and cupellation losses; all assays for silver shall be either by fire assay with correction for slag and cupellation losses or by atomic absorption spectroscopy.
12.2 Buyer shall employ the services of an internationally recognized independent laboratory. The mean average of Buyer’s and Seller’s assays shall govern settlement unless the following or other mutually agreed splitting limits are exceeded:

Copper:	[ ]
Silver:	[ ]
Gold:	[ ]
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12.3 If the splitting limits referred to in Clause 12.2 are exceeded, Buyer and Seller shall confer and agree to split any or all differences or alternatively, at either party’s option, an umpire assay shall be made by one of the following three umpires (umpire to be nominated by Seller and accepted by Buyer, such acceptance shall not be unreasonably withheld) on a rotation basis. Seller and Buyer may from time to time agree to modify the list of eligible umpires.
Inspectorate International Ltd.
2 Perry Road
Essex, Witham
CM8 3TU, United Kingdom
or    AHK, UK
Eccleston Grange
Prescot Road
St. Helens, Merseyside

WA10 3BQ, United Kingdom
or    Laboratory Services International B.V.
Geyssendorfferweg 54
3088 GK Rotterdam
The Netherlands
If the umpire assay falls between the assays of Seller and Buyer or coincides with either, the umpire assay shall be final for settlement. If the umpire assay falls outside the assays of Seller and Buyer, then the assay of the party nearer to the umpire shall be final for settlement.
12.4 The cost of the umpire assay shall be for the account of the party whose assay is further from the umpire assay. If the umpire assay is the exact mean of the Buyer’s and Seller’s assays the cost of the umpire shall be divided equally.
13.0 TAXES, DUTIES AND CHARGES
All taxes, duties, fees, and other charges of whatever nature imposed by any local, regional, or national government in the country of origin in respect of a shipment shall be for Seller’s account, and all taxes, duties, fees, and other charges of whatever nature imposed by any local, regional, or national government in the country of destination in respect of a shipment (excluding all port charges customarily charged to the vessel which shall be for Seller’s account) shall be for Buyer’s account.
14.0 FORCE MAJEURE
14.1. If either party should be prevented or restricted directly or indirectly by circumstances beyond its control (hereinafter referred to as “force majeure”) from performing all or any of its obligations under the agreement other than the obligation to make monetary payments, the party so affected (the “affected party”) will be relieved of performance of its obligations hereunder during the period that such circumstances and the consequences thereof will continue, but only to the extent so prevented, and will not be liable for any delay or failure in the performance of any of its obligations hereunder or loss or damage whether general, special, or consequential which the other party (the “unaffected party”) may suffer due to or resulting from such delay or failure, provided always that notice will be given by the affected party to the unaffected party at the earliest possible opportunity by fax, telephone or cablegram of the occurrence of the event constituting force majeure, together with details thereof and an estimate of the period of time for which it will endure.
14.2. The term ”force majeure” will include strike, labour dispute, lock-out, fire, explosion, flood, riot, war, accident, terrorist attack, act of God, embargo, legislation, regulation or directive having the force of law, shortage of or a breakdown in transportation facilities, civil commotion, unrest or disturbance, compliance with any order or instruction of any port, transportation, local or other authority, non-availability or rationing of electricity, coal, fuel or raw material, breakdown or malfunction of plant or, without any limitation, any other cause beyond the control of the affected party, whether similar or dissimilar to the causes enumerated above.
14.3. The affected party will use its best endeavours to terminate the circumstances giving rise to the force majeure, and upon termination of the event giving rise thereto, will forthwith give notice thereof by fax, telephone or cablegram to the unaffected party.
14.4. Notwithstanding any other obligations of this clause, the Buyer will be obliged to accept delivery of and pay for any material which has been booked aboard a vessel prior to Seller being advised by the Buyer of any force majeure.
14.5. If at any time delivery of the material under this agreement is suspended in accordance with this clause for a period of ninety consecutive days or more, the unaffected party may forthwith by notice in writing to the affected party terminate this Agreement.

14.6. Termination of this Agreement pursuant to this clause shall not prejudice any other rights which the Seller and the Buyer may then have against each other.
14.7. Nothing in this Agreement will require either Party to settle an industrial dispute under particular conditions or deal with an industrial dispute in a particular way.
15.0 ARBITRATION; GOVERNING LAW
15.1 This Agreement shall be governed by, and construed in accordance with, the laws of England.
15.2 The parties irrevocably agree that the English courts shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. Each party agrees to waive any objection to the English courts, whether on the grounds of venue, or on the grounds that the forum is not appropriate.
16.0 DEFAULT
If either party claims that the other is in breach of or default under any of the provisions of this Agreement, the party so claiming shall give notice to the party alleged to be in default, designating such claimed default. Within sixty days after its receipt of such notice, the party alleged to be in breach or default may either (i) cure such breach or default or (ii) give the other party notice that the party alleged to be in breach or default denies that such breach or default has occurred. In the event a breach or default is denied by a party, said party shall not be deemed in breach or default hereof unless and until said party is found by a final non-appealable arbitral to be in breach or default and fails to cure it within sixty days after rendition of such final decision.
17.0 WAIVERS OF BREACHES or DEFAULTS
The failure of either party hereto to require in any one or more instances strict performance of any of the provisions of this Agreement, or a waiver by either party at any time of its rights with respect to a breach or default under this Agreement by the other party hereto, or an election not to take advantage of any of its rights hereunder shall not be deemed a waiver of any such rights. No delay in asserting or enforcing any right hereunder shall be deemed a waiver of or limitation on such right; provided, however, that this Article shall not operate as a waiver of any applicable statute of limitations.
18.0 ASSIGNMENT
18.1 Each of Seller and Buyer shall be entitled to grant, transfer, and assign this Agreement to a successor in interest, by merger, consolidation, sale and transfer, or otherwise, in which such successor in interest acquires all or substantially all of the assets and business (including the assets and business necessary to perform this Agreement) of the transferring party, and in the case of such a merger, consolidation, sale and transfer, this Agreement shall be transferred and assigned to such successor in interest.
18.2 Except as provided in Clause 18.1, this Agreement shall not be assignable by any of the parties hereto without the prior consent of the other, which consent shall not be unreasonably denied, except Buyer shall be able to assign their rights in this Agreement to a financial institution for financing purposes only subject to written notice to Seller.
19.0 NOTICES
19.1 All notices or communications which are required to be, or which may be given by any party hereto to the other parties shall be given in the English language and shall be duly given if delivered in writing or by facsimile transmission to a party at its address or facsimile transmission numbers as set forth below or to such other address or number as may be furnished for this purpose by such party.

19.2 If notices are given by facsimile transmission same shall be confirmed in writing as soon as possible.
19.3 Notices shall be addressed as follows:

If to Seller:	Campbell Resources Inc.
1155 University, Suite 1405
Montreal, Quebec
Canada H3B 3A7
Fax: 514-875-9764

If to Buyer:	Ocean Partners UK Limited
Park House, Park Street
Maidenhead, Berkshire
SL6 1SL, United Kingdom
Fax: +44-1628-644 070
19.4 Any such notice, request or communication given in writing shall be deemed to have been given on the tenth Business Day following the day of mailing or the next business day after facsimile communication.
20.0 LIMITATIONS OF LIABILITY
20.1. Any liability of Sellers to Buyers under this Contract shall be strictly limited to the invoiced value of the Material and Sellers shall not, under any circumstances, be liable to Buyers for any loss, damage, expense or claim whatsoever and howsoever arising, which exceeds the invoiced value of the goods.
20.2. Without prejudice to the generality of Clause 20.1 and subject to Clause 2.2 above, in no event shall Sellers’ liability for defective goods exceed a reasonable credit or allowance in respect of such defect.
21.0 ENTIRE AGREEMENT
This Agreement contains the entire agreement between the parties and supersedes all prior negotiations, understandings, and agreements, whether written or oral.
22.0 AMENDMENTS
This Agreement may be amended only by an agreement in writing executed by the parties hereto.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date hereinabove set forth.
Seller: CAMPBELL RESOURCES INC.

Name:	Name:

Title:	Title:

Date:	Date:

Buyer: OCEAN PARTNERS UK LIMITED

Name:	Name:

Title:	Title:

Date:	Date:

APPENDIX
The following is a sample calculation of the Profit Sharing Arrangement specified in Article 10.0.
For example, in 2007 if Buyer made a sale to the Horne smelter at TC/CuRC of [     ] , [     ] Quotational Period, payment [     ] days after arrival at smelter with identical Cu/Au/Ag Payables and Au,Ag RC’s, then profit sharing would be calculated as follows:

US$/DMT
	OPUK	Horne	Gain/(Loss)
Treatment Charge	[ ]	[ ]	[ ]

Cu R/C (eg. 20% Cu content)	[ ]	[ ]	[ ]

Q/P (eg. $10/mo. backwardation)	[ ]	[ ]	[ ]

Freight (eg. 8% moisture)	[ ]	[ ]	[ ]

Payment (eg. 55 days difference)	[ ]	[ ]	[ ]

NET IMPROVEMENT			[ ]
In this example, Buyer would owe Seller a rebate of [                    ], ie. [                    ]

NOTE:	If “Net Improvement” is negative, then original terms agreed between Seller and Buyer would apply
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